Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Six Months Ended	Fiscal Year Ended April 30,
	October 31, 2012	2012	2011	2010	2009	2008
Earnings
Income from continuing operations	$9,252	$9,783	$4,475	$5,996	$9,858	$13,945
Add:
Combined fixed charges and preferred distributions (see below)	36,638	68,172	64,954	71,497	72,027	66,317
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(274)	(135)	180	(22)	40	136
Interest capitalized	(281)	(571)	(57)	(19)	(912)	(506)
Preferred distributions	(3,471)	(2,372)	(2,372)	(2,372)	(2,372)	(2,372)
Total earnings	$41,864	$74,877	$67,180	$75,080	$78,641	$77,520

Fixed charges
Interest expensed	$32,886	$65,229	$62,525	$69,106	$68,743	$63,439
Interest capitalized	281	571	57	19	912	506
Total fixed charges	$33,167	$65,800	$62,582	$69,125	$69,655	$63,945
Preferred distributions	3,471	2,372	2,372	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$36,638	$68,172	$64,954	$71,497	$72,027	$66,317

Ratio of earnings to fixed charges	1.26	1.14	1.07	1.09	1.13	1.21
Ratio of earnings to combined fixed charges and preferred distributions	1.14	1.10	1.03	1.05	1.09	1.17